SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 07, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

7 May 2020

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2019 final dividend payment on 6 May 2020.
Date of Transaction	2020 - 05 - 06
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price	Volume	Aggregated information	Total Share Holding following the transaction *	Total Share Holding as a % of the Company's ISC following the transaction *
Virginia Bottomley	Non-Executive Director	16.5126	20	N/A Single Transaction	19,272.00000	0.00218%
Bradley Cannon	PDMR	16.5126	0.00914	N/A Single Transaction	64,048.40705 (including 1,497.79467 in ADS')	0.00724%
Phil Cowdy	PDMR	16.5126	100.11177	N/A Single Transaction	35,798.19816	0.00405%
Mark Gladwell	PDMR	16.5126	71.8125	N/A Single Transaction	6,426.64119	0.00073%
Melissa Guerdan	PDMR	16.5126	44.46415	N/A Single Transaction	3,979.18425	0.00045%
Skip Kiil	PDMR	16.5126	30.57453	N/A Single Transaction	3,590.57453	0.00041%
Ian Melling	PDMR	16.5126	206.42522	N/A Single Transaction	21,248.42522	0.00240%
Catheryn O'Rourke	PDMR	16.5126	387.10791	N/A Single Transaction	61,220.19456 (including 5,144.57417 in ADS')	0.00692%
Susan Swabey	PDMR	16.5126	139.53584	N/A Single Transaction	43,258.33582	0.00489%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 07, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary